AB
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10029609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48072

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 2±, 1009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Options, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle., Suite 3112
(No. and Street)

Chicago, IL 60605
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan 312-431-0014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CJBS, LLC
(Name – *if individual, state last, first, middle name*)

2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Stuart Kipnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Options, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DEBORAH L. MANDARINO
Notary Public - State of Illinois
My Commission Expires Feb 13, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CJBS

ASSOCIATED OPTIONS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

ASSOCIATED OPTIONS, INC.

TABLE OF CONTENTS

CJBS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Associated Options, Inc.
Chicago, Illinois

We have audited the accompanying statements of Associated Options, Inc. (an Illinois S corporation) as of December 31, 2009 and for the year then ended. These statements are the responsibility of the management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the information therein of Associated Options, Inc. as of December 31, 2009 and for the year then ended in conformity with U.S. generally accepted accounting principles.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois

February 22, 2010

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

ASSOCIATED OPTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

	Allowable	Non-Allowable	Total
Cash - Operating	$ 747,194	$ -	$ 747,194
Cash - Segregated Clearance	182,244	-	182,244
Receivables From Brokers or Dealers, Less Allowance for Doubtful Accounts of $285,000	893,824	320,065	1,213,889
Membership in Exchanges:			
Owned, at Cost	-	212,000	212,000
Security Deposit	-	8,000	8,000
TOTAL ASSETS	$ 1,823,262	$ 540,065	$ 2,363,327

LIABILITIES AND STOCKHOLDER'S EQUITY

Total Liabilities	$ -
Stockholder's Equity	
Common Stock	1,000
Retained Earnings	2,362,327
Total Stockholder's Equity	2,363,327
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,363,327

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	
Commissions on Listed Option Transactions	$ 11,616,045
Other Revenue	879
Total Revenue	11,616,924
EXPENSES	
Salaries and Employment Costs for Stockholder Officers'	3,172,594
Other Employee Compensation and Benefits	2,198,456
Commissions Paid to Other Brokers-Dealers	67,828
Regulatory Fees	47,538
Other Expenses	1,498,564
Total Expenses	6,984,980
NET INCOME	$ 4,631,944

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

DECEMBER 31, 2009

BALANCE, Beginning of Year, January 1, 2009	$ 6,231,383
Net Income	4,631,944
Distributions to Stockholder	(8,500,000)
BALANCE, End of Year, December 31, 2009	$ 2,363,327

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2009

OPERATING ACTIVITIES	
Net Income	$ 4,631,944
Adjustment to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Changes in Operating Assets and Liabilities	
(Increase) Decrease In:	
Receivables from Brokers or Dealers	7,141
Security Deposit	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,639,085
FINANCING ACTIVITIES	
Stockholder Distributions	(8,500,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(8,500,000)
NET INCREASE (DECREASE) IN CASH	(3,860,915)
CASH - BEGINNING OF YEAR	4,790,353
CASH - END OF YEAR	$ 929,438

Supplemental Disclosures

1. The Corporation considers all investments having original maturities of less than 90 days to be cash equivalents.
2. The Corporation paid no interest expense during the year ended December 31, 2009.
3. The Corporation paid no federal income taxes during the year ended December 31, 2009.

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE A – ORGANIZATION

Associated Options, Inc. was formed as a Delaware Corporation on December 22, 1994. The Corporation operates as a brokerage execution firm, principally conducting its business activities from the floor of the Chicago Board Options Exchange, Chicago, Illinois.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Overall Accounting Method

The Corporation maintains its books using the accrual basis method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates.

Accounts Receivable

The Company carries its accounts receivable at cost, less an allowance for doubtful accounts, and provides an allowance of $285,000 at December 31, 2009, to reserve for potentially uncollectible accounts and discounts customers may take. The allowance is based on management's estimate.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

NOTE C – INCOME TAXES

The Corporation's sole Shareholder made an election under Internal Revenue Code Section 1362, effective as of January 1, 1995, to be an S-corporation. As such, the Shareholder is taxed on all the Corporation's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements. The tax returns of the Corporation are filed on the cash basis of accounting.

NOTE D – COMMON STOCK

The Corporation is authorized to issue 20,000 shares of common stock at no par value per share. At December 31, 2009, 10,000 shares are issued and outstanding.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), and as such is required to maintain a net capital of $100,000. Total capital of the Corporation at December 31, 2009 was $2,363,327. The minimum capital requirements may effectively restrict the withdrawal of corporate equity.

NOTE F – COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c 3-1

Audited Net Capital at December 31, 2009 was $1,822,262.

No material differences exist with the original Focus Report, Part IIA for the quarter ending December 31, 2009, as filed by Associated Options, Inc. in January 2010.

NOTE G – COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

NOTE H – PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Major items are capitalized and minor items are expensed as incurred. Depreciation and amortization is computed under straight-line and accelerated methods over the estimated useful lives of the assets ranging from three to five years. Property and equipment consists of software, computer equipment and furnishings, with no remaining net book value and was fully depreciated in the year ended December 31, 2006.

NOTE I – EXCHANGE MEMBERSHIP

Associated Options, Inc. is the owner of one full CBOE membership, purchased September 2, 2003 for $212,000. The membership is recorded at cost.

NOTE J –OFF-BALANCE-SHEET RISK

In connection with the Corporation's floor brokerage activities, which encompass 100% of the Corporation's business activity as a floor execution firm, there are no transactions or other off-balance-sheet financial instruments. There is no market or credit risk in excess of the amounts recorded in the statement of financial condition. All cash balances have the backing of the FDIC and the federal treasury at December 31, 2009.

Net sales for the year ended December 31, 2009 includes commissions from three major customers, which accounted for approximately 14.30%, 11.60%, and 9.70%, respectively, of the total net commissions of the Company.

SUPPLEMENTAL INFORMATION

CJBS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 15C 3-1 AND 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Associated Options, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of Associated Options, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated January 16, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 are presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 15c 3-1 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois

February 22, 2010

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

CJBS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Associated Options, Inc. for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

Because the Corporation does not carry any securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Corporation in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Making the periodic reserve computation and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c 3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

It is not practicable for a company of this size to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting control and, as a result, greater reliance is placed on the close supervision of the accounting records by management on a daily basis.

This report is intended solely for the information and use of the member, management, the SEC, the Chicago Board of Options Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CJBS, LLC

CJBS, LLC
Northbrook, Illinois

February 22, 2010

ASSOCIATED OPTIONS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2009

Total Stockholder's Equity From Statement of Financial Condition	$ 2,363,327
Total Stockholder's Equity Qualified for Net Capital	$ 2,362,327
Total Capital	2,362,327
Deductions	
Total Non-allowable Assets From Statement of Financial Condition	(540,065)
Net Capital	1,822,262
Minimum Net Capital Requirement	100,000
EXCESS NET CAPITAL	$ 1,722,262

In regards to SEC Rule 15c 3-1, "Net Capital Requirements for Brokers or Dealers" no unusual differences exist between the computation reported above and Associated Option, Inc.'s unaudited filing of Part IIA of the FOCUS report.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(t) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: Associated Options, Inc. [13]	SEC FILE NO.: 8-48072 [14]
	FIRM I.D. NO.: 363996772 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 440 S. LaSalle Street, Suite 3112 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 01/01/09 [24]
Chicago [21] (City) Illinois [22] (State) 60605 [23] (Zip Code)	AND ENDING (MM/DD/YY): 12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

Jacqueline Sloan [30]   312-431-0014 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: / OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [x] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [x] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of February 20 10

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CJBS, LLC [70]

ADDRESS

2100 Sanders Road, Suite 200 [71]	Northbrook [72]	Illinois [73]	60062-6141 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			